UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

  Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chavant Capital Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G2058L 103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2058L 103	Schedule 13G

1		NAME OF REPORTING PERSON Chavant Capital Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,580,513 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,580,513 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,513 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.5% (3)
12		TYPE OF REPORTING PERSON OO

(1) The securities are held directly by Chavant Capital Partners LLC (the “Sponsor”) and indirectly beneficially owned by Jiong Ma, who is the sole member of Chavant Manager LLC, the manager of the Sponsor and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Dr. Ma may be deemed to have beneficial ownership of the securities directly held by the Sponsor. Dr. Ma disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of her pecuniary interest therein.

(2) The Sponsor owns 1,580,513 Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”), of Chavant Capital Acquisition Corp. (the “Issuer”). Excludes certain Ordinary Shares which may be issuable upon exercise of certain private placement warrants owned or which may be acquired in the future. See Item 4.

(3) Based on 2,953,033 Ordinary Shares outstanding as of December 5, 2022, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission on December 16, 2022.

CUSIP No. G2058L 103	Schedule 13G

1		NAME OF REPORTING PERSON Jiong Ma
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,580,513 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,580,513 (1)(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,513 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.5% (3)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by the Sponsor and indirectly beneficially owned by Jiong Ma, who is the sole member of Chavant Manager LLC, the manager of, the Sponsor and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Dr. Ma may be deemed to have beneficial ownership of the securities directly held by the Sponsor. Dr. Ma disclaims any beneficial ownership of the shares held by the Sponsor, except to the extent of her pecuniary interest therein.

(2) The Sponsor owns 1,580,513 Ordinary Shares of the Issuer. Excludes certain Ordinary Shares which may be issuable upon exercise of certain private placement warrants owned or which may be acquired in the future. See Item 4.

(3) Based on 2,953,033 Ordinary Shares outstanding as of December 5, 2022, as reported by the Issuer in its Proxy Statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission on December 16, 2022.

Item 1(a). Name of Issuer:

Chavant Capital Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

445 Park Avenue, 9th Floor

New York, NY 10022

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Chavant Capital Partners LLC

2.	Jiong Ma

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

445 Park Avenue, 9th Floor

New York, NY 10022

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G2058L 103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Beneficial ownership information provided herein excludes (i) 2,794,332 Ordinary Shares issuable upon the exercise of 2,794,332 private placement warrants of the Issuer and (ii) Ordinary Shares underlying drawn and undrawn unsecured convertible promissory notes in the aggregate principal amount of $850,000 as of December 31, 2022, which amounts, to the extent drawn, may be converted upon the consummation of the Issuer’s initial business combination, at the option of the holder, into private placement warrants of the Issuer at a price of $1.00 per warrant. Each private placement warrant is exercisable to purchase one Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

Chavant Capital Partners LLC
By: Chavant Manager LLC, its manager

By:	/s/ Jiong Ma
Name:	Jiong Ma
Title:	Sole Member

/s/ Jiong Ma
Jiong Ma

EXHIBITS

Exhibit Number	Title
1	Joint Filing Agreement, dated February 7, 2022, by and between Chavant Capital Partners LLC and Jiong Ma (filed as Exhibit 1 to the Schedule 13G filed on February 7, 2022 and incorporated herein by reference).